CHAPMAN AND CUTLER LLP                                  111 WEST MONROE STREET
                                                       CHICAGO, ILLINOIS 60603


                                October 6, 2015


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


  Re:     First Trust Exchange-Traded AlphaDEX(R) Fund II (the "Trust")
                        File Nos. 811-22519 and 333-171759
        ------------------------------------------------------------------

      This letter responds to your comments, provided by telephone on September 16, 2015, regarding the registration statement originally filed on Form N-1A for First Trust Exchange-Traded AlphaDEX(R) Fund II (the "Trust") with the Securities and Exchange Commission (the "Commission") on July 31, 2015, subsequently withdrawn and re-filed in identical form on September 30, 2015 (the "Registration Statement"). The Registration Statement relates to the First Trust Asia Pacific Ex-Japan AlphaDEX(R) Fund, First Trust Developed Markets Ex-US AlphaDEX(R) Fund, First Trust Developed Markets ex-US Small Cap AlphaDEX(R) Fund, First Trust Emerging Markets AlphaDEX(R) Fund, First Trust Emerging Markets Small Cap AlphaDEX(R) Fund, First Trust Europe AlphaDEX(R) Fund and First Trust Latin America AlphaDEX(R) Fund (each a "Fund" and collectively, the "Funds"), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please also note that to the extent that your previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of these Funds.

COMMENT 1 - ANNUAL FUND OPERATING EXPENSES - ALL FUNDS

      With respect to footnote 1 to the Annual Fund Operating Expenses table, confirm that the Funds will not pay 12b-1 fees for at least one year from the date of this prospectus.


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Karen Rossotto
October 6, 2015
Page 2



RESPONSE TO COMMENT 1

      In accordance with this comment, footnote 1 will reflect a date that is at least one year from the date of this prospectus.

COMMENT 2 - PORTFOLIO TURNOVER - ALL FUNDS

      Each of the Funds has a high rate of portfolio turnover, especially for index tracking funds. Explain the reason for this high turnover and include disclosure in the Principal Investment Strategies and Principal Risks sections.

RESPONSE TO COMMENT 2

      The Indices rebalance and reconstitute semi-annually and follow a fundamental selection and weighting methodology; therefore, turnover is expected to be higher than indices with a pure market cap weighted methodology. The prospectus has otherwise been revised in accordance with this comment.

COMMENT 3 - PRINCIPAL INVESTMENT STRATEGIES - ALL FUNDS

      Revise the disclosure to clarify that each Fund's Base Index is compiled by the Index Provider.

RESPONSE TO COMMENT 3

      The prospectus has been revised in accordance with this comment.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES - ALL FUNDS

      Revise the disclosure of each Fund's Index selection methodology in plain English, particularly step five regarding country and sector weighting constraints.

RESPONSE TO COMMENT 4

      The prospectus has been revised in accordance with this comment.


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Karen Rossotto
October 6, 2015
Page 3



COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES - ALL FUNDS

      The disclosure states that each Index is "reconstituted and rebalanced on a semi-annual basis." Provide an explanation of the meaning of "reconstituted and rebalanced."

RESPONSE TO COMMENT 5

      "Reconstituted and rebalanced" refers to the Index Provider's process of running each Index's methodology and reallocating securities and their weights within the Index accordingly.


COMMENT 6 -  PRINCIPAL INVESTMENT STRATEGIES - ALL FUNDS

      The disclosure regarding each Fund's sector focus(es) is as of December 31, 2014. Update this disclosure as appropriate.

RESPONSE TO COMMENT 6

      The disclosure has been revised to reflect sector focus(es) as of September 30, 2015.

COMMENT 7 - PRINCIPAL INVESTMENT STRATEGIES - FPA AND FEM

      Consider whether additional risk disclosure regarding recent events in the Chinese securities markets is necessary.

RESPONSE TO COMMENT 7

      The prospectus has otherwise been revised in accordance with this comment.

COMMENT 8 - PRINCIPAL RISKS - ALL FUNDS

      Each Fund's Portfolio Turnover Risk states that the index change "may involve a material increase in portfolio turnover as securities included in the new Index are purchased and securities included in the old index are sold." Explain how this is consistent with the new Index being substantially similar to the old.


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Karen Rossotto
October 6, 2015
Page 4



RESPONSE TO COMMENT 8

      The potential increase in turnover at the Index change could be due to several factors including: differences in the starting universe, different minimum liquidity thresholds and different market cap breakpoints. The Fund expects that turnover under the new Index will be comparable to that under the old Index.

COMMENT 9 - PRINCIPAL INVESTMENT STRATEGIES - FDT

      Provide a general description of the Index Provider's definition of "developed markets."

RESPONSE TO COMMENT 9

      The prospectus has been revised in accordance with this comment.

COMMENT 10 - PRINCIPAL INVESTMENT STRATEGIES - FDT

      Consider whether step 3 of the Index methodology is necessary in light of the Fund's exposure to South Korean securities.

RESPONSE TO COMMENT 10

      As of September 30, 2015, the Fund's investment in South Korean securities represented approximately 12% of the Fund's net assets.

COMMENT 11 - PRINCIPAL INVESTMENT STRATEGIES - FEM AND FEMS

      Provide a general description of the Index Provider's definition of "emerging markets."

RESPONSE TO COMMENT 11

      The prospectus has been revised in accordance with this comment.

COMMENT 12 - PRINCIPAL INVESTMENT STRATEGIES - FEM AND FEMS

      Step 2 of the Fund's Index methodology provides a mid cap breakpoint of $2.945 billion. Is this for the emerging market countries specific to this Fund? If not, revise the disclosure accordingly.


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Karen Rossotto
October 6, 2015
Page 5



RESPONSE TO COMMENT 12

      The Index Provider uses a single mid cap breakpoint for all securities in the Index, regardless of the issuer's home country.

COMMENT 13 - PRINCIPAL INVESTMENT STRATEGIES - FEP

      Provide a general description of the Index Provider's definition of "Europe."

RESPONSE TO COMMENT 13

      The prospectus has been revised in accordance with this comment.

COMMENT 14 - STATEMENT OF ADDITIONAL INFORMATION - INVESTMENT OBJECTIVES AND POLICIES

      Consider whether the Funds need to have a 35d-1 Name Policy given that each is required to invest at least 90% of its net assets in the Index.

RESPONSE TO COMMENT 14

       Although overlapping with each Fund's objective to invest at least 90% of its net assets in the Index, the Name Policy would remain in effect even if a Fund's investment objective changed.

                                     * * *


TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

      o it is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments in the fillings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Karen Rossotto
October 6, 2015
Page 6



      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                                   Sincerely yours,

                                                   CHAPMAN AND CUTLER LLP

                                                   By:  /s/ Morrison C. Warren
                                                       -------------------------
                                                        Morrison C. Warren